Exhibit 99.1

News release

Cenovus announces 2022 third-quarter financial and operating results

Calgary, Alberta (November 2, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) generated more than $4.0 billion in cash from operating activities, approximately $3.0 billion in adjusted funds flow and nearly $2.1 billion in free funds flow in the third quarter of 2022, driven by continued strong operations. Total upstream production was approximately 778,000 barrels of oil equivalent per day (BOE/d)1 and downstream throughput averaged 533,500 barrels per day (bbls/d). As part of Cenovus’s commitment to increasing shareholder returns, in addition to its base dividend, the Board of Directors declared a variable dividend payable on December 2, 2022 and approved filing an application with the TSX to renew its normal course issuer bid (NCIB) for another year.

“Solid operating performance at our upstream assets drove another strong quarter for Cenovus, even with increased commodity price volatility,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “We are delivering on our shareholder returns framework, reducing our net debt and providing enhanced value through continued share buybacks and dividends, including declaring our first variable dividend.”
Third-quarter highlights
•Reduced long-term debt to less than $8.8 billion and net debt to about $5.3 billion.
•Delivered $659 million to shareholders through share buybacks and declared a variable dividend of $219 million or $0.114 per common share.
•Closed acquisition of remaining 50% stake in Sunrise oil sands project, which included a cash payment (net of closing adjustments) of $394 million and a variable payment up to a maximum of $600 million.
•Completed sale of the retail fuels network for net cash proceeds of $404 million.

Financial, production & throughput summary
(For the period ended September 30)	2022 Q3	2022 Q2	% change	2021 Q3	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	4,089	2,979	37	2,138	91
Adjusted funds flow[2]	2,951	3,098	(5)	2,342	26
Per share (basic)[2]	1.53	1.57		1.16
Per share (diluted)[2]	1.49	1.53		1.15
Capital investment	866	822	5	647	34
Free funds flow[2]	2,085	2,276	(8)	1,695	23
Excess free funds flow[2]	1,756	2,020	(13)	1,626	8
Net earnings (loss)	1,609	2,432	(34)	551	192
Per share (basic)	0.83	1.23		0.27
Per share (diluted)	0.81	1.19		0.27
Long-term debt, including current portion	8,774	11,228	(22)	12,986	(32)
Net debt	5,280	7,535	(30)	11,024	(52)
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	633,100	614,200	3	655,100	(3)
Conventional natural gas (MMcf/d)	869	882	(1)	898	(3)
Total upstream production (BOE/d)[1]	777,900	761,500	2	804,800	(3)
Total downstream throughput (bbls/d)	533,500	457,300	17	554,100	(4)
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Corporate developments
In August, the company announced an agreement to acquire bp’s 50% working interest in the Toledo Refinery, with Cenovus to become 100% owner and assume operatorship upon transaction close. On September 20, a fire occurred at the facility, tragically resulting in the deaths of two workers. Investigations into the cause of the fire are ongoing and the refinery remains shut down in a safe state. Cenovus continues to assess the status and timing of closing of the transaction.

Third-quarter results
Cenovus again delivered solid operating and financial results in the quarter, driven by the company’s continued reliable operating performance and low cost structure.

Operating results1
Cenovus’s total revenues were $17.5 billion, down from $19.2 billion in the second quarter, mainly due to lower benchmark commodity prices, which drove reduced prices for the company’s products across the upstream and downstream businesses. Upstream revenues were $9.0 billion, compared with $10.1 billion in the previous quarter. Downstream revenues were $11.1 billion, compared with $10.8 billion in the second quarter.

Total operating margin3 was $3.3 billion, compared with more than $4.6 billion in the second quarter. Upstream operating margin4 was $2.8 billion, compared with $3.8 billion in the second quarter. The quarter-over-quarter reduction was driven by lower Brent and West Texas Intermediate benchmark prices and a wider light-heavy differential. Downstream operating margin4 was $490 million, compared with $847 million in the second quarter, as third-quarter results were impacted by lower market crack spreads, turnaround activity in the U.S. Manufacturing segment and the incident at the Toledo Refinery. In addition, processing crude oil purchased in prior periods at higher prices had an estimated impact of about $420 million on U.S. Manufacturing operating margin.

Total Upstream production was 777,900 BOE/d, an increase from second quarter production of 761,500 BOE/d. Christina Lake production was 252,800 bbls/d, an increase from 228,800 bbls/d in the previous quarter, with the quarter-over-quarter difference mainly due to planned maintenance in the second quarter. Foster Creek production declined to 182,400 bbls/d, compared with 187,800 bbls/d in the second quarter, reflecting the impact of planned maintenance and an unplanned outage in August. Production at Foster Creek returned to normal rates in September and the facility is currently operating in excess of 200,000 bbls/d. Sunrise production was 30,900 bbls/d in the quarter, up 5,600 bbls/d from the second quarter, with the increase reflecting the acquisition of the remaining 50% working interest, which closed on August 31, 2022. At the Lloydminster thermal projects, production increased 3,700 bbls/d over the previous quarter to 102,100 bbls/d, as the Spruce Lake North project achieved first oil, ramping up during the quarter and now operating above its nameplate capacity of 10,000 bbls/d.

Conventional production was 126,200 BOE/d, compared with 132,600 BOE/d in the second quarter, with the reduction driven by planned maintenance at the Elmworth gas plant. The company invested $67 million in the Conventional business during the quarter as part of the normal ramp up of its seasonal development program and to tie in remaining infrastructure and production from the previous development program.
Offshore production was 64,600 BOE/d compared with 70,100 BOE/d in the second quarter, with the reduction mainly due to changes in the working interest in the White Rose fields during the quarter and a planned turnaround at the SeaRose floating production, storage and offloading (FPSO) vessel in the Atlantic region. Work is

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.

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progressing on the Terra Nova FPSO’s asset life extension program and it is expected to return to offshore Newfoundland and Labrador before the end of 2022. In the Asia Pacific region, the company drilled and completed the remaining three of five development wells planned in 2022 for the MDA field offshore Indonesia.

The Canadian Manufacturing segment achieved crude utilization of 89% and throughput of 98,500 bbls/d, up from 73% and 80,900 bbls/d in the second quarter. Utilization in the second quarter was impacted by planned turnaround activity at both the Lloydminster Upgrader and Lloydminster Refinery, which was completed in June. Canadian Manufacturing delivered a third-quarter operating margin of $249 million compared with $47 million in the second quarter, with the difference mainly due to a wider Canadian light-heavy crude differential, resulting in lower feedstock costs and increased crude throughput.

In the U.S. Manufacturing segment, the third quarter was affected by planned turnaround activity at the bp-operated Toledo Refinery, with the impacts extending into August, and the Toledo Refinery being fully shut in following the September fire. Third-quarter results were also impacted by planned turnaround activity at the Phillips 66-operated Wood River Refinery. Overall, crude utilization of 87% and throughput of 435,000 bbls/d were higher compared with the previous quarter, as the second quarter was impacted by planned turnaround activity at the Toledo, Borger and Wood River refineries. Additionally, strong operating performance at Cenovus’s Lima Refinery in the third quarter contributed to the improved utilization rate. Per-unit operating expenses declined in the third quarter, primarily driven by the conclusion of significant turnaround activities that had started in the second quarter. Given the developments at Toledo, Cenovus now expects downstream throughput and operating expenses for the year to fall modestly outside the ranges indicated in the company’s 2022 Guidance dated July 27, 2022.

Financial results
Cash from operating activities, which includes changes in non-cash working capital, was more than $4.0 billion and adjusted funds flow was about $3.0 billion in the third quarter. Free funds flow of about $2.1 billion reflects capital investment of $866 million, primarily to sustain production and throughput levels, as well as work to complete the Superior Refinery rebuild and preliminary work to restart construction of the West White Rose project. Cash flows were impacted by lower overall commodity pricing when compared to the second quarter, which drove lower realized pricing in the upstream business and lower refined product pricing in the downstream. In the U.S. Manufacturing segment, the cost of processing crude oil purchased in prior periods at higher prices, as well as other impacts of pricing changes on inventory values, reduced operating margin by approximately $420 million.

Long-term debt, including the current portion, was reduced to $8.8 billion as of September 30, 2022, from $11.2 billion at the end of the second quarter. Net debt was approximately $5.3 billion as at September 30, 2022, down more than $2.2 billion from June 30, 2022 and $4.3 billion since January 1, 2022. The reduction of long-term debt in the quarter was primarily due to the company’s purchase of US$2.2 billion of notes that were due between 2025 and 2043. Net debt decreased due to free funds flow of about $2.1 billion, a draw in non-cash working capital of $1.2 billion in the third quarter, partially offset by base dividends of $205 million, the repurchase of common shares and foreign exchange losses on the company’s long-term debt. The working capital draw was mainly attributable to a decrease in accounts receivable and the impact of lower commodity prices on product inventory.

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The company recorded a current tax expense of $76 million in the third quarter. The lower current tax expense, compared with the second quarter, was due to lower overall commodity and product prices.

Net earnings were $1.6 billion, compared with $2.4 billion in the previous quarter. The decline in net earnings was primarily due to lower operating margin and a foreign exchange loss as a result of a weaker Canadian dollar, partially offset by a revaluation gain on the Sunrise acquisition, a remeasurement gain on the variable payment and lower general and administrative costs reflecting share price impact on long-term incentive costs.

On August 31, 2022, Cenovus closed the previously announced acquisition of the 50% working interest in Sunrise owned by bp, with an effective date of May 1, 2022. Total consideration included a cash payment of $394 million (net of closing adjustments) and a variable payment, to be made quarterly and expiring after two years, with a maximum cumulative value of $600 million. As well, bp assumed Cenovus’s 35% working interest in the undeveloped Bay du Nord field offshore Newfoundland and Labrador. The sale of Cenovus’s retail fuels network also closed during the third quarter, for net cash proceeds of $404 million. The company continues to own and operate its commercial fuels business, which includes cardlock, bulk plant and travel centre locations.

Dividend declarations and share purchases
Cenovus continues to execute its share repurchase program, which allows the company to purchase up to 146.5 million of its common shares. In the third quarter, the company purchased approximately 29 million shares, delivering $659 million in returns to shareholders through its NCIB program. Subsequent to the end of the third quarter, as of November 1, 2022 the company had purchased an additional 4 million shares, for approximately $94 million.

Since the share buyback program began in November 2021, Cenovus has purchased approximately 118 million common shares, delivering $2.5 billion in returns to shareholders. The current NCIB will expire on November 8, 2022. Cenovus has received approval from the Board of Directors to make an application for another NCIB program. The company will apply for approval to repurchase up to 137 million of the company’s common shares, representing approximately 10% of its public float, as defined by the TSX.

In accordance with Cenovus’s shareholder returns framework, which has a target of returning 50% of excess free funds flow to shareholders when net debt is between $9 billion and $4 billion, on November 1, 2022 the Board declared a variable dividend of $0.114 per common share to shareholders of record on November 18, 2022, payable on December 2, 2022, which will deliver a total of $219 million to shareholders.

The Board has also declared a base dividend of $0.105 per common share, payable on December 30, 2022 to shareholders of record as of December 15, 2022.

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In addition, the Board declared a third-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on January 3, 2023 to shareholders of record as of December 15, 2022 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	5.048	0.31809
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Sustainability
Cenovus and its Pathways Alliance peers continue to advance the early work necessary to build one of the world’s largest carbon capture and storage (CCS) facilities. The Alliance has progressed engagement with more than 20 Indigenous communities along the proposed CO2 storage network corridor, completed pre-engineering for the CO2 pipeline and is conducting field programs to support regulatory applications and engineering studies related to the CO2 capture facilities. Together the Pathways Alliance companies have identified $24.1 billion in investments in carbon capture and storage projects by 2030 and other emissions reductions projects as part of the first phase of its goal to reach net zero emissions from Canada’s oil sands by 2050.

Pathways continues to discuss with the federal and Alberta governments the mechanisms for co-investment, beyond the planned federal Investment Tax Credit, needed to kickstart major CCS projects. Canada faces intense competition for global capital for CCS projects from the U.S., Norway and the Netherlands, which all provide significant investment in CCS technology in cooperation with industry.

During the third quarter, Cenovus became a member of the First Nations Major Projects Coalition (FNMPC) Sustaining Partners Program, with the goal of advancing relationships between FNMPC members and industry, and supporting Indigenous reconciliation. As a Sustaining Partner, Cenovus will help advance stronger relationships between the business community and Indigenous communities in Canada.

Conference call today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, November 2, 2022, starting at 9 a.m. MT (11 a.m. ET).
To participate, please dial 888-394-8218 (toll-free in North America) or 647-794-4605 approximately 10 minutes prior to the conference call. A live audio webcast will also be available and will be archived for approximately 90 days.

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Advisory

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
Three months ended Sept. 30, 2022
Oil Sands
Bitumen (Mbbls/d)	568.2
Heavy crude oil (Mbbls/d)	16.8
Conventional natural gas (MMcf/d)	12.6
Total Oil Sands segment production (MBOE/d)	587.1
Conventional
Light crude oil (Mbbls/d)	6.9
Natural gas liquids (Mbbls/d)	19.9
Conventional natural gas (MMcf/d)	596.1
Total Conventional segment production (MBOE/d)	126.2
Offshore
Light crude oil (Mbbls/d)	9.1
Natural gas liquids (Mbbls/d)	12.2
Conventional natural gas (MMcf/d)	260.0
Total Offshore segment production (MBOE/d)	64.6
Total upstream production (MBOE/d)	777.9

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Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “achieve”, “anticipate”, “continue”, “deliver”, “expect”, “focus”, “positioned”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: general and 2022 priorities; performance in the second half of 2022; achieving production capacity and first oil at the Spruce Lake North thermal project; timing of turnarounds and maintenance; status and timing of closing of the Toledo transaction; timing of Terra Nova asset life extension program; upstream production, downstream throughput, and downstream operations and performance; restart of the West White Rose Project; cash taxes; delivering total shareholder returns beyond the base dividend through share buybacks under the NCIB and variable dividends in accordance with the shareholder returns framework; emission reduction goals and ambitions for the company and through the Pathways Alliance; and investments in carbon capture and storage projects and other emissions reductions projects.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2022 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity prices, inflation, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management Discussion and Analysis (MD&A) for the periods ended December 31, 2021 and September 30, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Specified Financial Measures
This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended September 30, 2022, (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.
Total Operating Margin
Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream		Downstream		Total
Three Months Ended ($ millions)	Sept. 30, 2022 (1)	June 30, 2022(1)	Sept. 30, 2022 (1)	June 30, 2022(1)	Sept. 30, 2022	June 30, 2022
Revenues
Gross Sales	10,238	11,685	11,078	10,844	21,316	22,529
Less: Royalties	1,226	1,582	-	-	1,226	1,582
	9,012	10,103	11,078	10,844	20,090	20,947
Expenses
Purchased Product	2,397	1,461	9,882	9,046	12,279	10,507
Transportation and Blending	2,800	3,238	3	(2)	2,803	3,236
Operating	915	1,010	780	866	1,695	1,876
Realized (Gain) Loss on Risk Management	51	563	(77)	87	(26)	650
Operating Margin	2,849	3,831	490	847	3,339	4,678

(1)Found in Note 1 of the September 30, 2022, or June 30, 2022, interim Consolidated Financial Statements.

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Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow
The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per share is calculated by dividing Adjusted Funds Flow by the weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

Three Months Ended ($ millions)	Sept. 30, 2022	June 30, 2022	Sept. 30, 2021
Cash From (Used in) Operating Activities (1)	4,089	2,979	2,138
(Add) Deduct:
Settlement of Decommissioning Liabilities	(55)	(27)	(38)
Net Change in Non-Cash Working Capital	1,193	(92)	(166)
Adjusted Funds Flow	2,951	3,098	2,342
Capital Investment	866	822	647
Free Funds Flow	2,085	2,276	1,695
Add (Deduct):
Base Dividends Paid on Common Shares	(205)	(207)	(35)
Dividends Paid on Preferred Shares	(9)	(8)	(9)
Settlement of Decommissioning Liabilities	(55)	(27)	(38)
Principal Repayment of Leases	(78)	(75)	(70)
Acquisitions, Net of Cash Acquired	(389)	(1)	-
Proceeds From Divestitures, Net of Cash Paid	407	62	83
Excess Free Funds Flow	1,756	2,020	1,626

(1)Found in the September 30, 2022, or June 30, 2022, interim Consolidated Financial Statements.
Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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